                                                               Exhibit (a)(1)(I)

                       IN THE UNITED STATES DISTRICT COURT
                          FOR THE DISTRICT OF DELAWARE


MENTOR GRAPHICS CORPORATION                         )
and FRESNO CORPORATION,                             )
                                                    )
                           Plaintiffs,              )
                                                    )           No.01-809
         v.                                         )              -------------
                                                    )
IKOS SYSTEMS, INC.,                                 )
                                                    )
                           Defendant.               )

                                    COMPLAINT

         Plaintiffs Mentor Graphics Corporation ("Mentor Graphics") and Fresno Corporation ("Purchaser," and together with Mentor Graphics, "Mentor") file this action seeking declaratory relief arising out of Purchaser's offer to purchase shares of common stock of defendant IKOS Systems, Inc. ("IKOS" or the "Company").

                             JURISDICTION AND VENUE

         1. This Court has jurisdiction over this action pursuant to 15 U.S.C.
Section 78aa, 28 U.S.C. Section 1331(a) and 28 U.S.C. Section 1337(a).

         2. Venue in this Court is proper pursuant to 15 U.S.C. Section 78aa and 28 U.S.C. Section 1391(b).

                                   THE PARTIES

         3. Plaintiff Mentor Graphics is a corporation incorporated under the laws of the State of Oregon having its principal executive offices in Wilsonville, Oregon. Mentor Graphics manufactures, markets and supports software and hardware Electronic Design Automation ("EDA") products and provides related services which enable engineers to design, analyze, simulate, model, implement and verify the components of electronic systems. Purchaser, a wholly-owned subsidiary of Mentor Graphics and a Delaware corporation, was formed to acquire all of the outstanding shares of IKOS through the tender offer and merger proposal described below. Mentor Graphics is the beneficial owner of more than 9.1 percent of the outstanding shares of IKOS common stock and Purchaser is the record owner of 100 shares of IKOS common stock.

         4. Defendant IKOS is a corporation incorporated under the laws of the State of Delaware having its principal executive offices in San Jose, California. IKOS develops, manufactures, markets and supports acceleration and verification systems for the verification of integrated circuits.

         5. The common stock of IKOS is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. Section 78l(b), and is listed and traded on the Nasdaq National Market.

                                THE TENDER OFFER

         6. Purchaser commenced today a non-coercive, non-discriminatory, all-cash, all-shares tender offer not subject to any financing condition for the outstanding shares of IKOS common stock (the "Shares") that are not already owned by Mentor Graphics or Purchaser (the "Tender Offer"). In connection with the commencement of the Tender Offer, Mentor Graphics issued today a press release summarizing the terms of the Tender Offer (the "Press Release"), and a summary advertisement of the Tender Offer was published in the December 7, 2001, national edition of The Wall Street Journal (the "Summary Advertisement").

         7. IKOS stockholders whose shares are purchased by Purchaser in the Tender Offer will receive $11.00 per share in cash, representing a 37% premium above the closing price of IKOS stock on the Nasdaq National Market on December 6, 2001, the last full trading day before the first public announcement of Mentor Graphics' commencement of the Tender Offer. Furthermore, the Tender Offer represents a premium of 87% over the average closing price of IKOS stock for the thirty trading days ended December 6, 2001. The Tender Offer is conditioned upon, among other things,

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(i) there being validly tendered and not withdrawn prior to the expiration date of the Tender Offer a number of Shares, including the associated rights (the "Rights"), representing, together with the Shares owned by Mentor, at least a majority of the total number of the outstanding Shares on a fully diluted basis (the "Minimum Condition"); (ii) Mentor being satisfied, in its sole discretion, that the Agreement and Plan of Merger and Reorganization dated July 2, 2001, among IKOS, Synopsys, Inc. ("Synopsys") and Oak Merger Corporation (the "Synposys Agreement") has been terminated in accordance with the terms of such agreement as in effect on the date of the Tender Offer or such other terms as may be satisfactory to Mentor in its sole discretion (the "Synposys Agreement Condition"); (iii) the Rights having been redeemed by the board of directors of IKOS in accordance with the terms of such Rights as in effect at such time or Mentor being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Tender Offer and Proposed Merger, as defined herein (the "Rights Condition"); (iv) Mentor being satisfied, in its sole discretion, that the provisions of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL") do not apply to or otherwise restrict the Tender Offer and the Proposed Merger (the "Section 203 Condition"); (v) the stockholders of IKOS not having approved the Synposys Agreement (the "Approval Condition"); (vi) IKOS not having entered or effectuated any agreement or transaction with any person or entity having the effect of impairing Mentor's ability to acquire IKOS or otherwise diminishing the expected economic value to Mentor of the acquisition of IKOS (the "Impairment Condition"); (vii) the termination fee provision in the Synposys Agreement having been invalidated or the obligations to pay any amounts pursuant to such provision having been terminated, without any termination fee, or any portion thereof, having been paid by IKOS or any of its affiliates pursuant to the Synposys Agreement or otherwise (the "Termination Condition") and (viii) any waiting periods under applicable antitrust laws having expired or been terminated.

         8. The Tender Offer is the initial step in a two-step transaction pursuant to which Mentor Graphics proposes to acquire all of the outstanding shares of IKOS stock. If successful, the Tender Offer will be followed by a merger or similar business combination with Purchaser or a direct or indirect subsidiary of Mentor Graphics (the "Proposed Merger," and together with the Tender Offer, the "Proposed Acquisition"). Pursuant to the Proposed Merger, each then outstanding share of IKOS (other than shares owned by Mentor Graphics or any of its subsidiaries or shares held in the treasury of IKOS) would be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.

         9. In January 1999, the Board of Directors of IKOS adopted a stockholder rights plan (the "Rights Plan"), commonly known as a "poison pill," which is designed to thwart any acquisition of IKOS that does not have the approval of the IKOS Board. The Rights Plan provides the IKOS Board with the power to prevent summarily the consummation of even an all-cash, all-shares, non- coercive, non-discriminatory tender offer by imposing a severe economic penalty (in the form of massive dilution) on a potential acquiror. The Rights Plan was adopted without approval of IKOS stockholders and, if it remains in effect and applicable to the Tender Offer, it will restrict the right of IKOS stockholders to decide whether to accept Purchaser's premium offer for their shares.

         10. Moreover, the IKOS Board may be able to prevent Mentor Graphics from consummating the Proposed Merger for at least three years unless the Board exempts the Tender Offer from restrictions imposed by Section 203, Delaware's Business Combination Statute. Section 203, which applies to any Delaware corporation that has not opted out of its coverage, provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combination" with the corporation (defined to include a merger or consolidation) for three years after becoming an interested stockholder, unless:
(i) prior to the 15% acquisition, the board of directors has approved

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either the acquisition resulting in the stockholder becoming an interested stockholder or the business combination; (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders (and not by written consent) by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder. IKOS is subject to Section 203 and has chosen not to opt-out of the statute's coverage.

         11. The Tender Offer is, and will continue to be, in full compliance with all applicable federal laws and regulations governing tender offers, i.e., the provisions of the Williams Act, embodied in Sections 14(d) and 14(e) of the Exchange Act, 15 U.S.C. Sections 78n(d) and (e), and the rules and regulations promulgated thereunder by the Securities and Exchange Commission ("SEC"). In accordance with the Exchange Act and the rules and regulations promulgated thereunder by the SEC, Purchaser commenced the Tender Offer by the publication of the Summary Advertisement in today's Wall Street Journal. In connection with the Tender Offer and in accordance with the Exchange Act and the rules and regulations promulgated thereunder by the SEC, Purchaser is filing today a Schedule TO with the SEC (the "Schedule TO") pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3 promulgated thereunder, 17 C.F.R.
Section 240.14d-3.

         12. Section 14(d) of the Exchange Act, 15 U.S.C. Section 78n(d), and the rules and regulations promulgated thereunder by the SEC, require that any person or entity making a tender offer for beneficial ownership of more than five percent of a class of registered equity securities file and disclose certain specified information with respect to the tender offer. Any such bidder must disclose, among other things, its identity and background, past contacts, transactions or negotiations between the bidder and the company in whom the bidder seeks to acquire stock, the source and

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amount of funds needed for the tender offer, and any plans the bidder may have to change the capitalization, corporate structure or business of the company whose stock it seeks to acquire.

         13. In addition, Section 14(e) of the Exchange Act, 15 U.S.C. Section 78n(e), makes it "unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statement made, in light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practice in connection with any tender offer." Purchaser has complied fully with the Exchange Act and all rules and regulations promulgated thereunder.

         14. In connection with the Tender Offer, Purchaser is in the process of disseminating to IKOS stockholders an offer to purchase containing all material information required by applicable law to be disclosed (the "Offer to Purchase"). Among other matters, the Offer to Purchase discloses:

              a. the background to the Tender Offer;

              b. publicly available information relating to the Company; and

              c. that depending upon the Company's response to the Tender Offer, in connection with the Tender Offer and Proposed Merger, Purchaser may solicit proxies to call a special meeting of the Company's stockholders to consider the removal of the Company's current directors and election of directors nominated by Purchaser. Purchaser may also solicit proxies with respect to such matters and with respect to the Synposys Agreement and the transactions contemplated thereunder.

         15. Despite the significant benefits of the Tender Offer for the IKOS stockholders, IKOS has given no indication that it will give the Tender Offer fair consideration. IKOS' efforts will, in all likelihood, also include the commencement of baseless litigation against plaintiffs under the provisions of the federal securities laws regulating the solicitation of agency designations, the solicitation of proxies, tender offers and acquisition efforts.

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                         BACKGROUND TO THE TENDER OFFER

         16. On May 10, 2000, at IKOS' request, Ramon Nunez, Chief Executive Officer of IKOS, and Larry Melling, Vice President of Business Development and Strategic Marketing of IKOS, met with Gregory Hinckley, who is now the President and Chief Operating Officer of Mentor Graphics, in San Jose, California, to discuss the possibility of Mentor Graphics acquiring IKOS. They agreed to discuss the matter further at the Design Automation Conference in June 2000.

         17. On June 7, 2000, at the Design Automation Conference in Los Angeles, California, Dr. Walden Rhines, who is now the Chairman of the Board of Directors and Chief Executive Officer, Mr. Hinckley and other representatives of Mentor Graphics had conversations with Mr. Nunez and Robert Hum, Senior Vice President of Product Operations of IKOS, regarding the differences between Mentor Graphics' and IKOS' emulation products and the production costs of such products, in the context of a potential acquisition of IKOS by Mentor Graphics. The parties agreed to discuss this matter further in the future.

         18. Following the June 7, 2000 meeting, an independent technology consultant to Mentor Graphics met with a representative of IKOS at IKOS' principal offices in San Jose, California to evaluate IKOS' emulation products. To provide a context for further detailed discussions, Mentor Graphics and IKOS entered into a confidentiality and standstill agreement on June 16, 2000 (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, Mentor Graphics agreed, among other things, that it would not for a period of six months from the date of the Confidentiality Agreement acquire any securities of IKOS, engage in an extraordinary business transaction with IKOS, or engage in soliciting proxies from IKOS stockholders without prior approval of the IKOS board of directors (the "Standstill Provision"). The Standstill Provision, by its own terms, expired in December 2000.

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         19. In late June 2000, Mr. Nunez contacted Mr. Hinckley to discuss a potential future meeting between representatives of Mentor Graphics and IKOS. Subsequently, Mr. Nunez stated that he wished to schedule a meeting with Mentor Graphics in July 2000.

         20. On July 6, 2000, Dr. Rhines, Mr. Hinckley, Mr. Weldon and other representatives of Mentor Graphics met with Mr. Nunez, Mr. Hum and Mr. Melling, in Paris, France to discuss the operations of the companies' businesses, the integration of the companies' product lines and the joint marketing of the companies' products, in the event that Mentor Graphics acquired IKOS. During this meeting, Mr. Hinckley informed Mr. Nunez that, before Mentor Graphics could reach any decision on its desire to acquire IKOS, Mentor Graphics needed to hire a general manager for its emulation division and allow the new manager sufficient time to evaluate the needs of the emulation division. Mentor Graphics' emulation division is Mentor Graphics' business that most closely complements IKOS' business.

         21. After subsequent internal meetings at Mentor Graphics and in light of his earlier comments concerning the hiring of a general manager for Mentor Graphics' emulation division, Mr. Hinckley in separate telephone conversations confirmed to Mr. Nunez and Mr. Melling that Mentor Graphics would not be able to continue discussions until a new general manager, who had not yet been hired, completed an evaluation of Mentor Graphics' emulation division. Mr. Nunez responded that IKOS would continue the process of exploring a business combination with other parties. As a result, these discussions ended on July 27, 2000 without reaching any agreement concerning an acquisition of IKOS by Mentor Graphics. Although the discussions regarding an acquisition of IKOS by Mentor Graphics ended on July 27, 2000, Mentor Graphics and IKOS agreed to hold discussions regarding other types of business relationships.

         22. On August 3, 2000, Mr. Nunez and Joseph Rockom, Chief Financial Officer, Vice President of Finance and Administration and Secretary of IKOS, and Mr. Weldon discussed

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the possibility of an original equipment manufacturing agreement. These discussions ended without reaching any agreement, and there were no further such discussions concerning other types of business relationships.

         23. On November 9, 2000, Mr. Hinckley met Mr. Nunez and Gerald Casilli, Chairman of the Board of Directors of IKOS, to discuss the possibility of an introductory meeting between IKOS and Eric Selosse, whom Mentor Graphics had hired in October 2000 to be the general manager of Mentor Graphics' emulation division. On December 5, 2000, Mr. Selosse met with Mr. Nunez and another representative of IKOS and held a general discussion concerning the emulation industry and IKOS' product lines as well as the possible acquisition of IKOS by Mentor Graphics. These discussions ended without any agreement regarding an acquisition of IKOS by Mentor Graphics.

         24. On April 13, 2001, Mr. Weldon contacted Mr. Nunez to request a meeting to discuss a possible acquisition of IKOS by Mentor Graphics. On April 17, 2001, Mr. Selosse met with Mr. Nunez to discuss a possible acquisition of IKOS by Mentor Graphics. Mr. Weldon attended by telephone. While Mr. Nunez expressed interest in a possible acquisition, he stated that IKOS had engaged Needham & Company as IKOS' financial advisor as a result of having received expressions of interest from other companies. Mr. Weldon told Mr. Nunez that Mentor Graphics would contact IKOS within approximately two weeks.

         25. During April 2001, Mr. Rockom left a voice mail message for Dean Freed, vice president, general counsel and secretary of Mentor Graphics, inquiring about the possibility of a new confidentiality and standstill agreement that would pertain to the April 2001 discussions regarding a potential acquisition of IKOS by Mentor Graphics. Mr. Rockom also called Mr. Weldon concerning the possibility of entering into a new confidentiality and standstill agreement. Although no new confidentiality and standstill agreement had been entered into, Mr. Rockom nevertheless volunteered to furnish Mr. Weldon with certain of IKOS' projections. Shortly thereafter, Mr. Rockom emailed Mr. Weldon projections prepared by IKOS for the third and fourth fiscal quarter of 2001 and 2002. After reviewing the projections, Mentor Graphics concluded that such projections were overly optimistic and therefore did not rely on them with respect to making any decisions regarding IKOS. Also during April 2001, to provide a basis for discussions regarding any new confidentiality and standstill agreement, Mr. Freed faxed the June 16, 2000 confidentiality agreement to Mr. Rockom. In a voice mail message and telephone conversation, Jan Robertson of Needham & Company ("Needham") informed Mr. Freed that the June 16, 2000 Confidentiality Agreement would not be acceptable to cover the contemporaneous discussions in light of IKOS' need for, among other things, new standstill and nonsolicitation periods. No new confidentiality and standstill agreement was entered into between IKOS and Mentor Graphics.

         26. In a voice mail message on April 26, 2001, Ms. Robertson stated that since IKOS had received multiple expressions of interest, IKOS was commencing a bid procedure with bids due on May 4, 2001. The demand that Mentor Graphics immediately deliver its proposal in connection with the purported "auction" process was the first in a series of defensive measures culminating in the Merger Agreement. In response, Mr. Weldon called Chad Keck, a managing director of Needham & Company, and left a voice mail message asking Mr. Keck to return his call. Mr. Keck called Mr. Weldon on April 29, 2001. In their conversation, Mr. Weldon told Mr. Keck that Mentor Graphics was very interested in negotiating an acquisition of IKOS, but would not participate in a blind bidding process.

         27. Given that the Merger Agreement with Synposys was not executed until early July 2001, IKOS had no basis to impose an artificial deadline for the auction of May 4, 2001 and thereafter exclude Mentor Graphics from any negotiations regarding an acquisition proposal for

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IKOS. These actions by the IKOS Directors have denied and are continuing to deny
IKOS stockholders the opportunity to receive the benefits of a Mentor merger proposal.

         28. Indeed, IKOS blatantly ignored repeated expressions of interest by Mentor Graphics in pursuing a negotiated acquisition after IKOS' self-imposed May 4, 2001, deadline. In May 2001, Bruce Alexander, a managing director of Needham called Mr. Hinckley. In a telephone conversation with Mr. Alexander, Mr. Hinckley expressed Mentor Graphics' continued interest in pursuing a negotiated acquisition with IKOS. In a meeting among Dr. Rhines, Mr. Hinckley, Mr. Weldon and Mr. Alexander on June 5, 2001, Mr. Hinckley informed Mr. Alexander that Mentor Graphics remained very interested in acquiring IKOS. Later in June 2001, Mr. Alexander called Mr. Hinckley, and Mr. Hinckley expressed Mentor Graphics' continued interest in acquiring IKOS.

         29. None of Mr. Hinckley's expressions of interest in May and June 2001 in acquiring IKOS resulted in any response from IKOS. Instead, IKOS continued ahead with its negotiations with Synopsys.


         30. On July 2, 2001, IKOS announced the signing of the Synposys Agreement. Also on July 2, 2001, IKOS announced that it was revising its own outlook for performance downward for the very periods covered by the projections given to Mentor Graphics. This July 2, 2001 press release stated that "We expect that these customer and economic issues will continue to limit our visibility and impact our results for the fourth fiscal quarter."

         31. Plaintiffs did not begin to purchase or sell any IKOS securities until July 11, 2001. By July 11, 2001, the projections provided to Mentor Graphics in April 2001 were immaterial, unreliable, stale and worthless, especially in light of IKOS' July 2, 2001 announcement revising its outlook. Further, any information provided by IKOS during 2000 to Mentor Graphics had become immaterial, unreliable and stale as well.

                           THE MENTOR MERGER PROPOSAL

         32. On December 6, 2001, Mentor Graphics provided a letter to the IKOS Directors summarizing the Proposed Acquisition.

         33. The Proposed Acquisition contemplates the immediate acquisition of IKOS by Mentor Graphics at a price of $11.00 per share of IKOS common stock payable in cash. This acquisition would be accomplished by the first-step cash Tender Offer for all outstanding shares of IKOS common stock, followed by a second-step merger in which the remaining stockholders of IKOS would receive the same cash price per share paid in the Tender Offer. The Proposed Acquisition, which is based on publicly-available information and is not subject to any financing contingency, represents a premium of 37% over the closing price of IKOS shares, on December 6, 2001, and 49.5% over the closing price of IKOS' stock on June 29, 2001, the day before the transaction with Synposys was announced. The Proposed Acquisition also represents a premium of 87% over the average closing price of IKOS stock for the thirty trading days ended December 6, 2001.

         34. Also on December 7, 2001, pursuant to Rule 13d-2 Mentor Graphics filed with the SEC a Schedule 13D (the "Schedule 13D") relating to the beneficial ownership of IKOS common stock. The Schedule 13D incorporates the information contained in the Offer to Purchase and discloses, among other things, (i) the identity and background of Mentor Graphics and Purchaser, (ii) the source and amount funds used in the purchases of IKOS common stock by Mentor Graphics, (iii) the number of shares of IKOS common stock beneficially owned by Mentor Graphics, (iv) the number of and amount of purchases of IKOS common stock by Mentor Graphics during the previous 60 days, and (v) any contracts, arrangements, understandings or relationships between Mentor and IKOS with respect to the securities of IKOS, specifically the Confidentiality Agreement.

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         35. The Schedule 13D also discloses that depending upon the Company's response to the Tender Offer, in connection with the Tender Offer and Proposed Merger, Purchaser may solicit proxies to call a special meeting of the Company's stockholders to consider the removal of the Company's current directors and the election of directors nominated by Purchaser. The Schedule 13D also discloses that Purchaser may also solicit proxies with respect to such matters and with respect to the Synopsys Agreement and the transactions contemplated thereunder.

         36. Mentor Graphics believes that any determinations by IKOS that Mentor Graphics and Purchaser have not complied with any applicable federal securities laws, rules and regulations would lack a good faith basis.

                                     COUNT I
                               DECLARATORY RELIEF

         37. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

         38. The Declaratory Judgment Act, 28 U.S.C. Section 2201, provides that "[i]n a case of actual controversy within its jurisdiction, . . . any court of the United States, upon the filing of an appropriate pleading, may declare the rights and other legal relations of any interested party seeking such declaration." Plaintiffs are entitled to a declaratory judgment that the Schedule TO and all exhibits thereto are proper and comply with all applicable securities laws, rules and regulations.

         39. Although the Proposed Acquisition is fairly and attractively priced, Plaintiffs reasonably expect that IKOS will thwart or delay plaintiffs' lawful attempts to consummate the Tender Offer. Plaintiffs believe IKOS will seek to delay and defeat the Tender Offer through efforts including the filing of a meritless suit claiming that public disclosures and filings made by plaintiffs in conjunction with the Tender Offer violate applicable federal securities laws and regulations.

Thus, there is a substantial controversy between parties having adverse interests which is of sufficient immediacy and reality to warrant the issuance of a declaratory judgment.

         40. In the absence of declaratory relief, plaintiffs will suffer irreparable harm. As evidenced by the course of action that IKOS has pursued to date and the actions taken generally by companies that receive unsolicited acquisition proposals, IKOS will likely defend against the Proposed Acquisition by, among other things, filing false claims designed to delay or defeat the Proposed Acquisition. A declaratory judgment that the disclosures in the Schedule TO, the Offer to Purchase and the Tender Offer comply with all applicable federal laws will serve the purpose of adjudicating the interests of the parties, resolving any complaints concerning the propriety of the Tender Offer under federal law, and permitting an otherwise lawful transaction to proceed.

         41. Plaintiffs therefore request pursuant to the Declaratory Judgment Act, 28 U.S.C. Sections 2201 and 2202, that this Court enter a declaratory judgment that plaintiffs have disclosed all information required by, and are otherwise in all respects in compliance with, all applicable laws and other obligations, including, without limitation, Sections 14(a), 14(d) and 14(e) of the Exchange Act and any other federal securities laws, rules or regulations deemed or claimed to be applicable to the Schedule TO, the Offer to Purchase or the Tender Offer.

                                    COUNT II
                               DECLARATORY RELIEF

         42. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

         43. Mentor Graphics was not provided with any material, non-public information of IKOS during its discussions with IKOS in June and July 2000. In addition, the financial projections of IKOS that were provided to Mentor Graphics in April 2001 were rendered immaterial, unreliable, stale and worthless when IKOS stated publicly in July 2001 that it was revising its outlook.

Specifically, on July 2, 2001, IKOS announced that it was revising its own outlook for performance downward for the very periods covered by the projections given to Mentor Graphics. This July 2, 2001 press release stated that "We expect that these customer and economic issues will continue to limit our visibility and impact our results for the fourth fiscal quarter."

         44. Plaintiffs did not begin to purchase or sell any IKOS securities until July 11, 2001. By July 11, 2001, the projections provided to Mentor Graphics in April 2001 were immaterial, unreliable, stale and worthless, especially in light of IKOS' July 2, 2001 announcement revising its outlook. Further, any information provided by IKOS during 2000 to Mentor Graphics had become immaterial, unreliable, stale as well. Accordingly, any purchases of IKOS securities by Mentor Graphics since July 11, 2001, leading up to the Tender Offer and Proposed Merger were not in violation of any federal securities laws, rules or regulations.

         45. Plaintiffs therefore request pursuant to the Declaratory Judgment Act, 28 U.S.C. Sections 2201 and 2202, that this Court enter a declaratory judgment that any purchases of IKOS securities by Mentor Graphics since July 11, 2001, leading up to the Tender Offer and Proposed Merger were not in violation of any federal securities laws, rules or regulations.

                                    COUNT III
                               DECLARATORY RELIEF

         46. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

         47. Mentor Graphics was not provided with any material, non-public information of IKOS during its discussions with IKOS in June and July 2000. In addition, the financial projections of IKOS that were provided to Mentor Graphics in April 2001 were rendered immaterial, unreliable, stale and worthless when IKOS stated publicly in July 2001 that it was revising its outlook. Specifically, on July 2, 2001, IKOS announced that it was revising its own outlook for performance downward for the very periods covered by the projections given to Mentor Graphics. This July 2, 2001 press release stated that "We expect that these customer and economic issues will continue to limit our visibility and impact our results for the fourth fiscal quarter."

         48. Hence, neither the actions taken by plaintiffs to date, nor the actions that plaintiffs will take in connection with any purchases of IKOS securities in conjunction with the Tender Offer and Proposed Merger are or will be in violation of any federal securities laws, rules or regulations.

         49. Plaintiffs therefore request pursuant to the Declaratory Judgment Act, 28 U.S.C. Sections 2201 and 2202, that this Court enter a declaratory judgment that any purchases of IKOS securities made in conjunction with the Tender Offer and Proposed Merger are not and will not be hereafter in violation of any federal securities laws, rules or regulations.

                                    COUNT IV
                               DECLARATORY RELIEF

         50. Plaintiffs repeat and reallege each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

         51. On December 7, 2001, Mentor Graphics filed the Schedule 13D. The
Schedule 13D attaches as an exhibit the Offer to Purchase and incorporates the disclosures contained in the Offer to Purchase. In addition, the Schedule 13D discloses, among other things, (i) the identity and background of Mentor Graphics and Purchaser, (ii) the source and amount funds used in the purchases of IKOS common stock by Mentor Graphics, (iii) the number of shares of IKOS common stock beneficially owned by Mentor Graphics, (iv) the number of and amount of purchases of IKOS common stock by Mentor Graphics during the previous 60 days, (v) any contracts, arrangements, understandings or relationships between Mentor and IKOS with respect to the securities of IKOS, including specifically the Confidentiality Agreement, and (vi) that Mentor Graphics and Purchaser may solicit stockholders of the Company to request the Company to call a special meeting of its stockholders to consider, among other things, the removal of the Company's current directors and election of directors nominated by Mentor Graphics.

         52. In the Schedule 13D Mentor Graphics disclosed all information required by, and is otherwise in all respects in compliance with, all applicable federal securities laws, rules or regulations which may be deemed or claimed to be applicable to Schedule 13D.

         53. Mentor Graphics therefore requests pursuant to the Declaratory Judgment Act, 28 U.S.C. Sections 2201 and 2202, that this Court enter a declaratory judgment that in the Schedule 13D Mentor Graphics has disclosed all information required by, and is otherwise in all respects in compliance with, all applicable federal securities laws, rules or regulations deemed or claimed to be applicable to the Schedule 13D.

         WHEREFORE, Plaintiffs respectfully request that this Court:

                  a. declare that plaintiffs have disclosed all information required by, and are otherwise in all respects in compliance with, all applicable laws and other obligations, including, without limitation, Sections 14(a), 14(d) and 14(e) of the Exchange Act and any other federal securities laws, rules or regulations deemed or claimed to be applicable to the Schedule TO, the Offer to Purchase or the Tender Offer;

                  b. declare that any purchases of IKOS securities by Mentor Graphics since July 11, 2001, leading up to the Tender Offer and Proposed Merger were not in violation of any federal securities laws, rules or regulations;

                  c. declare that any purchases of IKOS securities made in conjunction with the Tender Offer and Proposed Merger are not and will not be hereafter in violation of any federal securities laws, rules or regulations;

                  d. declare that in the Schedule 13D Mentor Graphics has disclosed all information required by, and is otherwise in all respects in compliance with, all applicable federal securities laws, rules or regulations deemed or claimed to be applicable to the Schedule 13D;

                  e. award plaintiffs their costs and disbursements in this action; and

                  f. grant plaintiffs such other and further relief as this Court may deem just and proper.



Of Counsel:

Marc Rappel                         /s/ Kevin G. Abrams
Latham & Watkins                    ------------------------------------
633 West Fifth Street, Suite 4000   Kevin G. Abrams (#2375)
Los Angeles, California 90071       Srinivas M. Raju (#3313)
(213) 485-1234                      Peter B. Ladig (#3513)
                                    Richards, Layton & Finger, P.A.
                                    One Rodney Square
                                    P. O. Box 551
                                    Wilmington, DE  19899
                                    (302) 651-7700
                                      Attorneys for Plaintiffs

Dated:  December 7, 2001













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